Filed by Medtronic, Inc. (SEC File No.: 001-07707)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Form S-4 File No.: 333-197406

Date: October 3, 2014

A Compelling Acquisition to Accelerate

Medtronic’s Growth Strategies

Updated October 3, 2014

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Medtronic Holdings Limited, which will be renamed Medtronic plc (“New Medtronic”), has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the preliminary Joint Proxy Statement of Medtronic, Inc. (“Medtronic”) and Covidien plc (“Covidien”) that also constitutes a preliminary Prospectus of New Medtronic. The registration statement is not complete and will be further amended. Medtronic and Covidien plan to make available to their respective shareholders the final Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the final Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 11, 2014, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to New Medtronic’s, Medtronic’s and/or Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic’s and/or Covidien’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that these goals and expectations are not predictions of actual performance. Actual results may differ materially from current expectations depending upon a number of factors affecting New Medtronic’s business, Medtronic’s business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third-party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic’s and Covidien’s facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic’s, Medtronic’s and/or Covidien’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic’s periodic public filings with the SEC, including but not limited to Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014, in Covidien’s periodic public filings with the SEC, including but not limited to Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time to time in Medtronic’s and Covidien’s other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.

STATEMENTS REQUIRED BY THE IRISH TAKEOVER RULES

Responsibility Statement

The directors of Medtronic accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2013 (the “Irish Takeover Rules”), if any person is, or becomes, ‘interested’ (directly or indirectly) in, 1% or more of any class of ‘relevant securities’ of Covidien or Medtronic, all ‘dealings’ in any ‘relevant securities’ of Covidien or Medtronic (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by not later than 3:30 pm (Irish time) on the ‘business’ day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective or on which the ‘offer period’ otherwise ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an ‘interest’ in ‘relevant securities’ of Covidien or Medtronic, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all ‘dealings’ in ‘relevant securities’ of Covidien by Medtronic or ‘relevant securities’ of Medtronic by Covidien, or by any party acting in concert with either of them, must also be disclosed by no later than 12 noon (Irish time) on the ‘business’ day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie. ‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Irish Takeover Rules, which can also be found on the Irish Takeover Panel’s website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 1 678 9020 or fax number +353 1 678 9289.

No Profit Forecast / Asset Valuations

No statement in this presentation is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Medtronic or Covidien or New Medtronic as appropriate. No statement in this presentation constitutes an asset valuation.

General

Appendix I to the Rule 2.5 announcement contains further details of the sources of information and bases of calculations set out in this announcement; Appendix II to the Rule 2.5 announcement contains definitions of certain expressions used in this announcement; Appendix III to the Rule 2.5 announcement contains the Conditions of the Acquisition and the Scheme; Appendix IV to the Rule 2.5 announcement sets out the report from PricewaterhouseCoopers in respect of certain merger benefit statements made in this announcement; Appendix V to the Rule 2.5 announcement contains the report from Perella Weinberg Partners LP, in respect of certain merger benefit statements made in the Rule 2.5 announcement and Appendix VI to the Rule 2.5 announcement sets out the Transaction Agreement.

The release, publication or distribution of this announcement in or into certain jurisdictions may be restricted by the laws of those jurisdictions. Accordingly, copies of this announcement and all other documents relating to the Acquisition are not being, and must not be, released, published, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction. Persons receiving such documents (including, without limitation, nominees, trustees and custodians) should observe these restrictions. Failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the proposed Acquisition disclaim any responsibility or liability for the violations of any such restrictions by any person.

Any response in relation to the Acquisition should be made only on the basis of the information contained in the Scheme Circular or any document by which the Acquisition and the Scheme are made. Medtronic Shareholders and Covidien Shareholders are advised to read carefully the formal documentation in relation to the proposed Transaction once the Scheme Circular has been dispatched.

All Non-GAAP to GAAP reconciliations are posted to our website.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

Significant benefits for both MEDTRONIC and COVIDIEN shareholders

Highly Strategic and Compelling ACQUISITION

Creates the Premier Global Medical Technology and Services Company with Comprehensive Product Portfolio and Broad Global Reach

• Accelerates Medtronic’s three core strategies of Therapy Innovation, Globalization and Economic Value

• Covidien’s impressive portfolio of industry-leading products enhances Medtronic’s portfolio, offers greater breadth across clinical areas, and creates exciting entry points into new therapies

• Combination of Covidien’s extensive emerging market R&D and manufacturing with Medtronic’s well-established clinical expertise can be applied across a much broader product offering

• Covidien’s hospital efficiency technology enhances Medtronic’s ability to deliver Economic Value to create a robust and unmatched Integrated Health franchise

• Extremely attractive financially: Double-digit hurdle rate with achievable cost synergies

Combined company expected to generate significant free cash flow with greater deployment flexibility

CREATES GLOBAL HEALTHCARE FRANCHISE WITH UNPARALLELED SIZE, BREADTH AND LEADERSHIP

	Medtronic	COVIDIEN
LTM REVENUES LTM ADJ EBITDA[3]	$17 Billion[1] $5.9 Billion[1]	$10 Billion[2] $2.8 Billion[2]
GLOBAL REACH	~140 countries, ~49,000 employees	Over 150 countries, ~38,000 employees
LEADERSHIP BREADTH	#1 in CRDM #1 in Coronary Stents #1 in Endovascular #2 in Structural Heart #1 in Spine #1 in Neuromodulation #1 in Surgical Technologies #1 in Diabetes	#1 in Minimally Invasive Surgery #1 in Peripheral Vascular #1 in Neurovascular #1 in Respiratory & Monitoring #1 in Medical Supplies (U.S.)
STRONG LEGACY OF INNOVATION	Pacemaker, ICDs, Cardiac Resynchronization, Transcatheter Heart Valves, Artificial Spinal Discs, Spinal Cord Stimulation, Deep Brain Stimulation, Insulin Pumps, Continuous Glucose Monitoring	Endomechanical Stapling, Vessel Sealing & Dissection, Wide-Neck Cerebral Aneurisms, Mechanical Thrombectomy in setting of Ischemic Stroke, Sequential Compression Devices, Pulse Oximetry, Capnography
EMERGING MARKETS DEPTH	$2.1 Billion of revenue growing mid-teens at constant currency	$1.6 Billion of revenue[2] growing mid-teens at constant currency

Medtronic

1 Revenues are FY14. FY14 EBITDA excluding restructuring charges, net, certain litigation charges, net, special charges, and acquisition-related items

6

2 Amounts are for the last 12 months, ended March 28, 2014
3 Last 12 months adjusted EBITDA is a non-GAAP measure.

COVIDIEN

Covidien Significantly advances Medtronic’s KEY Strategic Priorities

Therapy Innovation: Delivering strong

launch cadence of meaningful therapies and procedures

Globalization: Addressing the inequity in healthcare access globally

Economic Value: Becoming a leader in value-based healthcare by incorporating EV into our DNA

THERAPY INNOVATION IS CORE TO OUR SUCCESS

COVIDIEN ADVANCES MEDTRONIC FOCUS ON THERAPY INNOVATION

Complementary Peripheral Vascular businesses

Covidien Neurovascular: critical element of fast-

Enhances and Accelerates Our

developing Medtronic Neuroscience strategy

Existing Portfolio Across CVG and RTG

Advanced Energy: Cross selling opportunities

Complementary portfolio of industry-leading and innovative technologies for both open and

Adds Greater Breadth Across

minimally-invasive surgical procedures

Clinical Areas

New patient monitoring and respiratory critical care platforms

Covidien’s New Therapies Benefit from • Lung Cancer: Diagnostic and Therapeutic Medtronic Clinical/Regulatory, • GI Solutions: Diagnostic and Therapeutic Reimbursement & Market • Embolic Stroke: Therapeutics Development Expertise • Advanced Minimally Invasive Surgery

STRATEGICALLY EXPANDS OUR FOOTPRINT IN FAST GROWING EMERGING MARKETS

COVIDIEN ACCELERATES OUR GLOBALIZATION STRATEGY

LEADING, DIVERSIFIED PRESENCE IN EM TODAY

LEADING, DIVERSIFIED PRESENCE IN EM WITH COVIDIEN

FY14 GEOGRAPHIC MIX


Other Asia
India
Central & East. Europe
Latin America
Middle East & Africa
China
$2.1B

PRO FORMA GEOGRAPHIC MIX


Other Asia
India
Central & East. Europe
Latin America
Middle East & Africa
China
$3.7B1

FY14 BUSINESS MIX


Diabetes
Restorative Therapies
Cardiac & Vascular
$2.1B

PRO FORMA BUSINESS MIX


Vascular Therapies
Respiratory & Patient Care
Surgical Solutions
Diabetes
Restorative Therapies
Cardiac & Vascular
$3.7B1

- $3.7 billion combined EM footprint; expect sustained double-digit growth
- Covidien: Extensive EM R&D and manufacturing
- Medtronic: Well-established clinical expertise
- Broader product offering for government and major provider partnerships

Medtronic

1 Amounts are for the last 12 months, ended March 28, 2014

9

COVIDIEN

COVIDIEN ACCELERATES OUR GLOBALIZATION STRATEGY

COVIDIEN CENTERS OF INNOVATION WILL ELEVATE EM FOOTPRINT IN KEY MARKETS



Istanbul, Turkey
Co-location
May 2014
Moscow, Russia
Pending
Beijing, China
Pending
Osong, Korea
New construction
August 2013
Mexico City, Mexico
Pending
Shanghai, China
Expansion
Mumbai, India
Co-location
January 2014
São Paulo, Brazil
Co-location
May 2014

COVIDIEN R&D CAPABILITIES AND MAJOR PRODUCTS



China Technology Center (CTC)
- 122K ft² with 24K Lab space
- Tailored Products – 186 employees
- Grand Opening – August 2, 2012
- Main tech focus: Open mechanical Stapling, Value Energy Solution, NV Coil, CVI
Ablation 2.0
GEM
Camellia-P1
Cattleya
Emerald
Penguin
Hollyhocks
Annapurna
Aster
2014
2015
2016
Korea Lean TP
- Grand Opening – Aug 27, 2013
- 1 FTE - Local customer input and scouting capabilities
India Engineering Center (CIEC)
- 55K ft² with 6K Lab space
- Engineering Services – 183 employees
- Grand Opening – February 16, 2012
- ISO13485 certified in Oct, 2012
Brazil Lean TP
- Scheduled in August FY14
- 1 FTE : Local customer input and scouting capabilities
Turkey Lean TP
- Scheduled in May FY14
- 1 FTE - Local customer input and scouting capabilities

- Expands upon decades of leadership in healthcare professional training
- Establishes local presence in key geographies
- Enhances regional manufacturing increasing speed to local markets
- Established and highly functional R&D capabilities in emerging markets

Medtronic 10 COVIDIEN

Significantly increases our ability to serve a broader customer Base

COVIDIEN ENHANCES OUR ABILITY TO DELIVER ECONOMIC VALUE

Diagnostic, Surgical,

Chronic Disease and Critical Care Therapies Technologies

Value primarily realized in Value primarily realized in hospital efficiency post-acute setting

Robust and Unmatched Integrated Health Solutions Partner

Physicians Payers

Hospital Systems Governments

Patients

TRANSACTION OVERVIEW

Transaction Terms

- **Acquisition of Covidien for $42.9 billion in cash and Medtronic stock**
  - Covidien shareholders to own ~30% of the combined company at closing
  - ~$5 billion of Covidien debt to remain in place; guaranteed by new Irish holding company
- **Represents per share consideration for Covidien shareholders of:**
  - $35.19 in cash
  - 0.956 shares of new Medtronic shares
- **Offer represents a 29% premium to last closing share price[1]**

Transaction Structure

- **Formation of new Irish domiciled entity; current headquarter operations remain intact in Minnesota**
- **Transaction taxable, for U.S. federal income tax purposes, to Medtronic and Covidien shareholders**

Timing

- **Closing expected in late calendar 2014 / early calendar 2015**
- **Subject to regulatory approvals**
- **Subject to Medtronic and Covidien shareholder approvals**

Medtronic

1 Based on Covidien and Medtronic closing price as of June 13, 2014.

12

COVIDIEN

COMPELLING FINANCIAL IMPACT

DRIVING SIGNIFICANT SHAREHOLDER RETURNS

Much stronger platform for diversified growth

Revenue Growth •

Significant revenue synergy potential from cross-selling

At least $850 million pre-tax annual cost synergies by FY18; quickly achievable

Cost Synergies

Back office optimization, manufacturing & supply chain infrastructure, and certain G&A savings

Cash EPS accretive in FY16

EPS Impact • Significant cash EPS accretion thereafter

GAAP EPS neutral in FY19; accretive thereafter

Maintain access to commercial paper to support Balance Sheet short-term liquidity Implications Increased gross debt may limit Tier 1 commercial paper status

1.9x pro forma net debt to EBITDA at closing; 0.7x in FY18

Leverage

3.7x pro forma gross debt to EBITDA at closing; 2.7x in FY18

Capital Allocation • Solidifies commitment to return 50% of free Policy cash flow with more flexibility going forward

MEDTRONIC FINANCING PLAN

NEW FINANCING MECHANISM ORIGINAL FINANCING MECHANISM

(Announced on October 3, 2014)

$13.5 billion intercompany loan from Medtronic OUS subsidiary

Medtronic, Inc. raises approximately $16 billion in new external debt

$2.8 billion in new external debt

Paid to Covidien shareholders

Paid to Covidien shareholders

STRONG FREE CASH FLOW GOING FORWARD

TRANSACTION PROVIDES GREATER ACCESS TO CAPITAL

Acquisitions and venture 1 investments in the U.S.

Financially efficient structure will provide more flexibility to

2 U.S. R&D invest, innovate, and create long-term value for shareholders

3 Return to shareholders

Committed to Investing an Incremental $10 Billion in U.S. Technology over the Next Decade

PLAN TO CRISPLY EXECUTE INTEGRATION

Chief Integration Officer at senior vice president level reporting directly to CEO

Assembled dedicated integration team made up of both Medtronic and Covidien leaders, with additional focus on minimizing disruptions

Integration team accountable for the delivery of cost synergies; identify and operationalize all future growth and productivity opportunities

Integration team preparing plans to execute upon closing

Combine Peripheral Vascular and Neurovascular with Medtronic business units with complementary products to maximize synergies and cross-selling opportunities

Remaining Covidien business units expected to continue to operate separately

COMBINATION RESULTS IN STRATEGIC DIVERSIFICATION

MEDTRONIC FY14 REVENUE PRO FORMA REVENUE

CRDM

Coronary 9.7%

Structural Heart 9.2% Neurovascular Endo 29.4%

Airway &

Ortho/Spine Vent

Patient Monitoring

11.2% $17.0B

Neuro

2.8% CRDM

Nursing Care 3.6%

Surgical Tech

1.6%

Diabetes 10.3% Patient Care 18.2%

3.7% 17.9%

7.1%

5.3% 3.9%

Structural Heart

4.4%

General

COVIDIEN REVENUE1 5.8%

Surgical $27.4B Advanced Surgical

Advanced Surgical 17.8%

4.3% 6.1% General Surgical 7.3%

Diabetes

Peripheral Vascular

9.5% 31.9%

Patient Care 6.4% Nursing Care $10.4B

9.8%

Patient Monitoring Coronary 6.9% 11.1%

7.7% Airway & Vent Neurovascular 10.2% 15.2%

Neuro Ortho/Spine

11.8%

Peripheral & Endovascular

1 Last 12 months, ended March 28, 2014

HIGHLY STRATEGIC AND FINANCIALLY COMPELLING COMBINATION

BENEFITS TO BENEFITS TO MEDTRONIC SHAREHOLDERS COVIDIEN SHAREHOLDERS

More competitive, comprehensive platform Significant share in the value creation potential for growth; access to exciting new therapies of the combined company (through 30% pro forma ownership)

Diversifies revenue mix and growth

Operational synergies drive • Cash consideration provides some immediate • significant incremental value upfront value to shareholders Accretive to cash earnings in FY16 and • Attractive premium of 29% to last closing

1 significantly accretive thereafter share price

Cash component plus ability to participate in

Increases access to capital for strategic investments and sustainable shareholder upside of combined company through stock returns component

1 Based on Covidien and Medtronic closing price as of June 13, 2014.

NON-GAAP RECONCILIATION TABLE – MEDTRONIC

MEDTRONIC, INC.

RECONCILIATION OF EARNINGS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES TO EBITDA EXCLUDING RESTRUCTURING CHARGES, NET, CERTAIN LITIGATION CHARGES, NET, SPECIAL CHARGES, AND ACQUISITION-RELATED ITEMS

(Unaudited)

(in millions)

Earnings from continuing operations before income taxes

Restructuring charges, net

Certain litigation charges, net

Special charges

Acquisition-related items

Earnings from continuing operations before income taxes excluding restructuring charges, net, certain litigation charges, net, special charges, and acquisition-related items

Interest expense

Depreciation and amortization

EDITDA excluding restructuring charges, net, certain litigation charges, net, special charges, and acquisition-related items

FY14

$ 3,705

78

770

40

117

$ 4,710

379

850

$ 5,939

NON-GAAP RECONCILIATION TABLE – COVIDIEN

COVIDIEN PLC RECONCILIATION OF EARNINGS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES TO ADJUSTED EBITDA (Unaudited) (in millions) 12 Months Ended March 28, 2014 Earnings from continuing operations before income taxes $ 2,104 Restructuring charges, net 122 Environmental charge 65 Acquisition-related items 21 Renal denervation charges, net 9 Gain on divestiture, net (111) Net gain on investments (12) Loss on retirement of debt 20 Impact of Tyco tax sharing agreement (146) Earnings from continuing operations before income taxes excluding specified items $ 2,072 Interest expense, net 194 Depreciation and amortization 544 Adjusted EBITDA $ 2,810